File No. 001-33459

March 29, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:    Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated March 15, 2011 (the “Comment Letter”), regarding the Company's above-referenced Annual Report on Form 10-K (the “Form 10-K”). The Company's response to each comment of the Staff is set forth directly following a restatement of the Staff's respective comments in bold italicized type below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Goodwill Impairment Testing, pages 60-61

1.
We note that you took a significant goodwill impairment charge of $170.6 million during 2009 in your hospice and home health services business segment. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers to your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates?

Response: We recorded a goodwill impairment charge of $170.6 million in 2009 in our long-term care operating segment (not our hospice and home health services operating segment). There was substantial discussion in our Form 10-K for the year ended December 31, 2009 as to what factors led to the 2009 impairment charge (primarily a reduction in future reimbursement rate increases leading to a reduction in future expected cash flows). The impairment charge taken was the result of lower than previously-expected future growth rates of reimbursement rates combined with past profits increasing the carrying value of equity and thus increasing the threshold of passing Step 1 of the impairment test. The impairment charge was a non-cash charge and did not impact liquidity as there was no impact to cash or to our debt covenants.

As noted above, the impairment charge related in part to a determination that future cash flows for the long-term operating segment would be less than previously expected. However, it was not based on a determination that future profits would decline from historical levels. Therefore, we believe that it would be inappropriate to disclose that our future profits would be worse (or better) than historical results. We note that the last sentence of the first paragraph of Item 6 (Selected Financial Data) of the Form 10-K neutrally indicates that “Historical results are not necessarily indicative of future performance.” We have included a similar sentence in the first paragraph of the MD&A section as well.

We will include discussion of the goodwill impairment charges in our future filings in which the impairment charge is reflected in reported operations.

2.
Addressing the uncertainties concerning federal spending on Medicare and Medicaid reimbursements, tell us how you considered the deficit reduction initiatives in Congress and whether your projected cash flows for each reporting unit are premised on historical Medicare and Medicaid reimbursement rates or on expectations of increasing/decreasing rates.

Response: Our projected cash flows for each reporting unit are based upon a combination of historical trends and future expectations of reimbursement rate changes. Despite a net 1% cut in our Medicare reimbursement rates for Center for Medicare and Medicaid Services' (CMS) fiscal 2010, our calendar 2010 Medicare rate increased by 3.8% on a per patient day (PPD) basis (from $557 in 2009 to $578 in 2010) as demonstrated by the table on page 53 of the Form 10-K. The new RUGs IV (Medicare) reimbursement changes included substantial revisions to our facility Medicare payment system and an entirely new patient assessment tool that took effect on October 1, 2010, which resulted in a PPD rate increase of approximately 14.0% as demonstrated by the table in our 2010 year-end earnings release that was attached as Exhibit 99.1 to our Form 8-K filed on February 14, 2011 (Medicare blended PPD rate (Part A & B) was $557 in the fourth quarter of 2009 as compared to a PPD rate of $635 for the fourth quarter of 2010). As with prior significant Medicare payment system changes, we expect that the RUGs IV payment system will not be significantly modified again until it has been fairly evaluated by CMS. CMS has historically utilized claim and cost report data along with clinical data to evaluate its payment systems. The cost report data will not be known until approximately the middle of 2012 (after long-term care facilities have submitted their 2011 cost reports). At that point in time, the fiscal 2013 reimbursement rate will likely already be published so any potential correction by CMS will not likely go into effect until fiscal 2014. As a result, we expect Medicare rates to continue to increase for the next few years as the long-term care industry receives its annual market basket increase.

As states grapple with budget deficits, there is currently significant pressure in certain states to cut Medicaid reimbursement rates. Future reimbursement rates may be reduced in some of the states in which we operate (e.g., California, Nevada and Texas), though at the time we filed the Form 10-K it was (and still remains today) difficult to project whether and by how much Medicaid reimbursement rates will in fact be decreased. There are additional opportunities for skilled nursing facilities (SNFs) to grow PPD revenue, for example by focusing on the non-rehab, medically complex population and providing service to patients requiring higher acuity treatment. We believe that the combination of these factors support the long-term growth rates utilized in our reporting units. In conclusion, the growth rates represent a combination of our historical rate of growth based upon our ability to focus on higher acuity patients that have a higher reimbursement rate combined with congressional decrees and recent experience.

3.
We note on page 61 that your long-term care reporting unit's long term growth rate of 2.5% for the discounted cash flow analysis was based on your expectation of reimbursement rate increases, occupancy and skilled mix increases. Tell us more in detail the extent of the reimbursement rate increases, the basis for your assumptions, and whether they sufficiently offset the related costs associated with occupancy and skilled mix increases.

Response: Reimbursement rate increase assumptions are discussed in detail above in the response to comment 2. Our long-term care reporting unit's projected long term growth rate of 2.5% is a combination of these reimbursement rate assumptions combined with increases in our skilled mix and occupancy rates. Our ability to grow our skilled mix percentage and occupancy rates is predicated on our ability to provide Medicare and managed care patients higher acuity care as well as based upon demographic trends forecasted by the American Health Care Association (ACHA) that show significant increases in the coming years in both the over 65 and over 85 population in both headcount and as a percentage of the overall population at a time when very little new facility development and expansion is projected nationally in the long-term care sector. We expect that as our revenue grows by the forecasted 2.5% in our long-term care reporting unit we will be able to maintain our historical profitability margins, which is the approach that was used in the discounted cash flows analysis.

Liquidity and Capital Resources, page 75
Term Loan and Revolving Loan, page 77

4.
We note that you are significantly leveraged and are required to maintain certain limits and financial ratios in connection with your debt covenants. Please expand your discussion to include additional affirmative and negative covenants, if not already disclosed, and the measures actually incurred as of the balance sheet date. Also disclose the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial statements and liquidity. Refer to Question 102.09 of the CD&I at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: We disclose the material terms of our credit agreement in the third paragraph on page 77 of the Form 10-K, including the two financial ratio covenants, which are the leverage ratio and the fixed charge coverage ratio. We state what the maximum and minimum thresholds are for the leverage and fixed charge coverage ratios, respectively. We do not state what the formulas are for the ratios though they are fairly typical. As of December 31, 2010, our fixed charge ratio was 3.2 compared to a stipulated minimum of 1.5 while the leverage ratio was 3.9 compared to a stipulated maximum of 5.5. We disclose in the Form 10-K the potential impact of non-compliance with our debt covenants in the risk factor on page 36 thereof (entitled “Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our financial obligations”). Given the significant cushion we have with regard to our financial covenants, we do not believe that in the normal course of business we are (or in the foreseeable future will be) likely to breach those covenants. However, should circumstances change and we fall into breach or anticipate doing so, we would most likely have to negotiate with our lenders as to any forbearance, remedial actions and costs regarding the actual or anticipated breach. In future filings we will also disclose these potential impacts of non-compliance in the Liquidity and Capital Resources section of MD&A.

5.
Please disclose the measures as required to be calculated under the debt covenants, including but not limited to Adjusted EBITDA, instead of measures which are “substantially similar.” Additionally, disclose how such measures are substantially similar to the measures as reported on p. 49.

In addition, since Adjusted EBITDA as calculated in the debt covenant is a liquidity measure, you should reconcile it to the most directly comparable financial measures calculated in accordance with GAAP. Refer to Question 102.06 of the CD&I at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: The bank calculations of those measures are similar to the measures we include in our periodic filings, with the differences being that the bank measures include an add-back to Adjusted EBITDA of stock compensation (which was $3.5 million in 2010), an add-back of sponsor fees (which are $0.5 million annually) and a proforma adjustment to show a full year of acquisition earnings and related interest expense. We do not believe that the presentation of this additional amount is relevant or material to our readers as it is not a measure that we use to manage the Company and it is typically a higher amount than the Adjusted EBITDA that we use to monitor our business. As indicated in our response to comment 4 above, we have discussed in the Form 10-K the effects of non-compliance with our debt covenants generally. Adjusted EBITDA itself is not one of our debt covenants, and as a result there is no stipulated threshold for Adjusted EBITDA itself. Instead, the bank-defined Adjusted EBITDA is used in the calculation of our leverage and fixed charge coverage ratio debt covenants discussed above. As such, we do not feel that a reconciliation of the bank-defined Adjusted EBITDA amount as used to calculate the leverage and fixed charge coverage ratios is required as a non-GAAP measure.

Acquisitions, Developments and Divestitures, page F-8

6.
Please tell us if the $50 million escrow payment plus the $9.6 million injunction costs approximate your maximum liability under the settlement agreement. In this regard, we note that the settlement agreements and release documents in Exhibits 10.1 and 10.2 of Form 8-K (filed on 9/7/2010) stipulate that the settlement has an estimated value of not less than $62.8 million.

Response: The $62.8 million amount that the Staff references in the settlement agreements filed as Exhibits 10.1 and 10.2 to the Company's Form 8-K filed on September 7, 2010 represents the sum of: (i) the $45.0 million class settlement payment and the additional $5.0 million settlement payment called for by the settlement agreements, plus (ii) the estimated $12.8 million in overall costs (as set forth in the settlement agreements) that would be incurred in complying with the injunction. (The stipulated $62.8 million “estimated value” of the settlement referenced in the settlement agreements was used for, among other things, calculating the attorneys' fees due to the plaintiffs' counsel.) Since the injunction terms are substantively to compel and monitor compliance with existing requirements, the estimated injunction compliance costs substantially represent ordinary course of business operating costs that the defendant companies would likely incur regardless of the injunction, but are only an estimate and actual costs could vary from the estimate. Additionally, as discussed on page F-8 (and elsewhere in the Company's filings), if the aggregate injunction compliance costs are less than $9.6 million, then the defendants must remit the shortfall to the settlement fund. Pursuant to the terms of the settlements, the required compliance costs will be proportionately reduced if defendant facilities are subsequently closed or sold/leased to unaffiliated third parties.

As such, the defendants' maximum liability to the plaintiffs under the settlement agreement is the $50.0 million of initial settlement payments (which were paid in 2010), plus any shortfall between actual injunction compliance costs and $9.6 million. We do not anticipate at this point that there will be any compliance cost shortfall that must be contributed to the settlement fund. Thus, the $50.0 million in escrow payments plus the $9.6 million in injunction compliance costs (which, as noted above, we anticipate incurring as ordinary operating expenses such that no additional amount becomes payable into the settlement fund) does reflect our maximum liability under the settlement agreement. In light of the Staff's comment, we will make appropriate modifications to our future filings to make these matters clearer to investors.

Revenue and Accounts Receivable, page F-10

7.	Tell us the nature of the $124 million note payable as of December 31, 2009 and how it is reflected in the balance sheet.

Response: The notes receivable referred in the Staff's comment was actually $12.4 million as of December 31, 2009, but due to a typographical error the number was inadvertently printed in the Form 10-K in that particular sentence as $124 million for 2009. Of the $12.4 million, $6.3 million is included in the “Other current assets” as of December 31, 2009 as disclosed in Note #7 to the audited consolidated financial statements. The remaining $6.1 million of “Notes receivable” is reflected on the face of the balance sheet as of December 31, 2009. The correct notes receivable amount of $12.4 million was reflected in the balance sheet as of December 31, 2009 (as included in the Form 10-K for both 2009 and 2010), and we will take additional measures in the future to avoid similar typographical errors.

Risks and Uncertainties

8.
Tell us the reasons for and the amounts of the RAC revenue recoupments from your California skilled nursing facilities and third party skilled nursing facility to which you provide rehabilitation therapy services.

Response: In section 306 of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (MMA), Congress directed the Department of Health and Human Services (DHHS) to conduct a 3-year demonstration program using Recovery Audit Contractors (RACs) to detect and correct improper payments in the Medicare Fee-for-Service (FFS) program.

The Recovery Audit Contractor (RAC) demonstration program was designed to determine whether the use of RACs will be a cost-effective means of adding resources to ensure correct payments are being made to providers and suppliers and, therefore, protect the Medicare Trust Fund. The demonstration operated in New York, Massachusetts, Florida, South Carolina and California and ended on March 27, 2008.

The RACs retracted money for denials of certain Medicare claims paid to our skilled nursing facilities and similar claims of our rehabilitation company customers primarily for alleged over utilization of healthcare services to patients based on alleged insufficient medical necessity. Our rehabilitation therapy business has appealed substantially all of these RAC denials through the Medicare administrative appeals process and has achieved a high percentage of success.

As of December 31, 2010, we had approximately $6.1 million of retractions of which $0.5 million of claims for rehabilitation therapy services were still open under various stages of review or appeal. In addition to the disputed factual issues present in individual appeals, the grounds for and the scope of such appeals in this process are also in dispute. The impact of these retractions was less than one half of one percent of the revenues the Company generated during the period audited by the RAC.

Impairment of Long-Lived Assets, page F-14

9.	Based on the guidance in ASC 360-10-35-23, please tell us how you determined the lowest level of asset grouping for impairment testing purposes.

Response: We determine the lowest level of asset grouping at the lowest level of cash flows determinable. For our tangible long lived assets this would be at a facility level. For intangible assets this would be by asset category, i.e. managed care contracts, trade name, etc. Intangible assets are typically not identified at a facility level or operating segment and as such are aggregated.

Interest Rate Swaps and Contingent Consideration, page F-17

10.	Tell us why you recorded the change in fair value of the contingent consideration within depreciation and amortization expense.

Response: Per ASC 805-30-35-1(b), contingent consideration classified as an asset or a liability is re-measured to fair value at each reporting date until the contingency is resolved. The changes in fair value are recognized in earnings unless the arrangement is a hedging instrument for which Statement 815 requires the changes to be initially recognized in other comprehensive income. ASC 805 includes guidance on the post-acquisition accounting for contingent consideration. The classification of the contingent consideration arrangement on the acquisition date is the determining factor in how an acquirer should account for the changes in the fair value of the contingent consideration subsequent to the acquisition date.

While the change in estimate is an operating expense, we do not believe that this is a cost of service and additionally the change in fair value is a non-cash item in the period incurred and as such we feel that it is appropriate to classify this in depreciation and amortization. The amount represents less than 2% of total depreciation and amortization.

Business Segments, page F-22-F-24

11.
As disclosed, you typically use EBITDA and EBITDAR to “assess the performance of operating segments.” Additionally, we note the use of those measures to prepare operating budgets and measure performance against those budgets on a “consolidated segment and facility-by-facility level.” In this regard, tell us your consideration of each facility as an operating segment under ASC 280-10-50-1.

Response: According to ASC 280-10-50-1, an operating segment is a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise); (b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) for which discrete financial information is available.

We have concluded that our Chief Executive Officer (CEO) is the CODM. While we do have discrete facility financial information that is reviewed by segment management, the CEO's only view of facility financial information is a summation of the Adjusted EBITDA by facility. The CEO reviews detailed financial information at the long term care operating segment level to make decisions about resource allocations and to assess performance of the long-term care operating segment operations. As such, we have concluded that a facility does not meet the criteria of an operating segment.

Additionally, we have considered ASC 350-20 for determining our reporting units for the purpose of goodwill impairment testing. As per ASC 350-20-35-34, a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. We have concluded that each of our facilities is a component of the long-term care segment as (a) our facilities are businesses as each of them has inputs and processes to conduct operations, and (b) as mentioned above, the management staff within the segment reviews the discrete financial information of the facilities.

     However, two or more components of an operating segment can be aggregated into a single reporting unit, and the Company has met those criteria. Specifically, components may be aggregated if they have similar economic characteristics. As per ASC 350-20-55-7, in determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. The relevant aggregation criteria of ASC 280 include: (1) aggregation is consistent with the objective and basic principles of the standard, (2) the operating segments have similar economic characteristics, and (3) the operating segments are similar in each of the following areas:

a) The nature of the products or services
b) The nature of the production processes
c) The type or class of customer for their products or services
d) The methods used to distribute their products or provide their services
e) If applicable, the nature of the regulatory environment (e.g., banking, insurance)

Our facilities, or components of the long-term care segment, are similar in all of the characteristics listed above. We provide health care services to the elderly. The nature of delivering patient care is consistent throughout the organization. As we are dependent upon Medicare and Medicaid for payment for the majority of the patient care services we provide, we are regulated by CMS. Further, ASC 350-20-55-7 states that in determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a.	The manner in which an entity operates its business and the nature of those operations

Comment:  We have an administrative service company that provides a full complement of administrative and consultative services that allows our facility operators and unaffiliated third-party facility operators with whom we contract to better focus on delivery of healthcare services. We currently have one such service agreement with an unaffiliated facility operator. Our operating subsidiaries focus on providing high-quality care to our patients and have a strong commitment to treating patients who require a high level of skilled nursing care and extensive rehabilitation therapy, whom we refer to as high-acuity patients. As such, each facility is operated in a similar manner

b.
Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

Comment:  While cash flows are generated from each of the separate facilities, there are synergies generated by the administrative services company which aids in the negotiation of contracts with managed care companies and management assistance for operations for example, and also influences the business model of patient delivery at the facilities.  In addition, many of the facilities are located in clusters enabling the sharing of quality control, dietary and physical plant management and other shared resources. These synergies inherent in goodwill make the recovery of goodwill economically interdependent on the facilities.

c.	The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

Comment:  While assets are not shared on an entity-wide basis, the administrative services company provides services such as payroll, accounts payable and regulatory functions to each of the facilities (see also comments in (b) above).  As such, these resources are shared on an entity wide basis.

d.	Whether the components support and benefit from common research and development projects.

Comment:  This factor is not significant for us, although patient care delivery protocols are consistent throughout the Company.

The fact that a component extensively shares assets and other resources with other components of the operating segment is an indication that the component either is not a business or may be economically similar to those other components.

Based on management's assessment of the above guidance, it has been determined that the long-term care facilities, or components, should be aggregated for the purpose of identifying the reporting units such that the long-term care reporting segment is a single reporting unit and the testing of goodwill impairment should be performed for the long-term reporting segment as one reporting unit.

12.
Since you use EBITDA and EBITDAR as the primary measures of each segment's operating results, it is unclear to us why you refer to EBITDA margin, Adjusted EBITDA, and Adjusted EBITDAR in your segment footnote. If these measures are not provided to your chief operating decision maker to make decisions about resources to be allocated to each segment and assess its performance, we believe that it is not appropriate to include these non-GAAP measures in your segment footnote.

Response: EBITDA margin, Adjusted EBITDA and Adjusted EBITDAR are in fact provided to our chief operating decision maker to make decisions about resources to be allocated to each segment and assess its performance, and we will reflect that fact accordingly in future filings.

13.
We further note that Adjusted EBITDA is a liquidity measure in connection with your debt covenants. Since it does not appear to be a segment measure of liquidity or operating performance used by the chief operating decision maker, we believe that it is not appropriate to include this non-GAAP measure and related GAAP reconciliation in your segment footnote.

Response: Our chief operating decision maker does in fact consider Adjusted EBITDA to assess the performance of each of our operating segments, and we will reflect that fact accordingly in future filings. As noted in response to comment 5 above, Adjusted EBITDA as calculated for covenant compliance purposes is different from Adjusted EBITDA as reported in our earnings releases and in our SEC filings.

14.	Please revise to provide the reconciliation required by paragraph 50-32(f) of ASC 280-10.

Response: We respectfully acknowledge the Staff's comment and will reconcile to the consolidated income before income taxes, extraordinary items, and discontinued items in future filings.

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated above, we will include modified or additional disclosure in our future filings to address the Staff's comments, but do not believe an amendment of the Form 10-K is necessary. Once you have had time to review the Company's responses to the Staff's comments, I would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (949) 282-5871 to discuss any of the Company's responses.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):    Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins
Christopher Felfe, Chief Accounting Officer